The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, OH 45202-1100

March 6, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Form 8-K Filed March 6, 2006

Ladies and Gentlemen:

Enclosed herewith for filing is the Company’s Form 8-K. Should you have any questions regarding this filing please call me at (513) 762-1482.

Very truly yours,

/s/ Bruce M. Gack
Bruce M. Gack
Vice President and Assistant General Counsel

Enc.